Exhibit 12.1

Deluxe Corporation
Computation of Ratio of Earnings to Fixed Charges

	Quarter Ended March 31, 2003	Year Ended December 31,
		2002	2001	2000	1999	1998

Earnings:

Income from continuing operations before
income taxes	$80,610	$340,722	$297,534	$273,429	$322,582	$256,305

Interest expense (excluding capitalized interest)	4,367	5,079	5,691	11,900	8,852	8,672

Portion of rent expense under long-term operating
leases representative of an interest factor	642	3,058	3,540	3,520	7,728	8,859

Total earnings	$85,619	$348,859	$306,765	$288,849	$339,162	$273,836

Fixed charges:

Interest expense (including capitalized interest)	$4,367	$5,139	$5,691	$11,900	$9,925	$10,063

Portion of rent expense under long-term operating
leases representative of an interest factor	642	3,058	3,540	3,520	7,728	8,859

Total fixed charges	$5,009	$8,197	$9,231	$15,420	$17,653	$18,922

Ratio of earnings to fixed charges	17.1	42.6	33.2	18.7	19.2	14.5